NEWS RELEASE
REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

REPLICEL LIFE SCIENCES INC. ANNOUNCES DATE FOR ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

VANCOUVER, BC, CANADA – August 9, 2023 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, announces that it has set September 22, 2023 as the date for its annual general and special meeting (the “Meeting”).  At the Meeting the Company intends to seek shareholder approval for the following: (i) setting the number of directors at six; (ii) electing Andrew Schutte, R. Lee Buckler, David Hall, Peter Lewis, Jamie Mackay and Gary Boddington as directors of the Company (collectively, the “Slate of Directors”); (iii) approval of a new equity incentive plan which will enable the Company to grant stock options, restricted share units, performance share units and deferred share units; and (iv) disinterested shareholder approval of the extension of the expiry date from July 30, 2023 to July 30, 2025 to 860,000 stock options granted to insiders of the Company on July 30, 2018 which are each exercisable into one common share of the Company at the exercise price of $0.43 per common share.

The Meeting was also scheduled in response to a requisition for the Company to call a meeting shareholders received from Andrew Schutte on July 10, 2023, being a greater than 5% shareholder of the Company.  Mr. Schutte requested that the Company convene a meeting of shareholders to elect the Slate of Directors.
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
1 | Page

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. MainPointe Pharmaceuticals has an exclusive distribution agreement for the DermaPrecise™ device and consumables in the United States, subject to income. MainPointe is expected to fund the FDA approval process in the United States. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Andrew Schutte, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
2 | Page